Exhibit 99.1

Daqo New Energy’s Subsidiaries Announce Two High-Purity Polysilicon Supply Agreements with LONGi and another Solar Manufacturing Company in China

Shanghai, China – November 30, 2022 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that its subsidiaries had signed two long-term high-purity polysilicon supply agreements with LONGi Green Energy (including its subsidiaries) (“LONGi”) and another solar manufacturing company in China, respectively.

Under the supply agreement with LONGi, Daqo New Energy’s subsidiary Inner Mongilia Daqo will provide LONGi with a total amount of 251,280 MT high-purity mono-grade polysilicon from May 2023 to December 2027. Actual prices will be negotiated by both parties monthly according to market conditions.

Under the supply agreement with another solar manufacturing company, Xinjiang Daqo and Inner Mongolia Daqo will provide it with 27,600 MT high-purity mono-grade polysilicon from January 2023 to December 2027. Actual prices will be negotiated by both parties monthly according to market conditions.

Mr. Longgen Zhang, chief executive officer of Daqo New Energy, commented, “We are always aiming to better serve our downstream customers with the best-in-class high-quality polysilicon products to facilitate the progress of continuous improvement in conversion efficiency. We expect the next generation of N-type cell technology will increase its market share rapidly in the next two to three years, which will provide an opportunity to high-quality polysilicon providers to outperform among the peers.”

About Daqo New Energy

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest-cost producers of high-purity polysilicon.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.